Exhibit 12.1

THE WHITEWAVE FOODS COMPANY

STATEMENT REGARDING THE COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

We have calculated the ratio of earnings to combined fixed charges for the six months ended June 30, 2014 and the last five fiscal years ended December 31 by dividing earnings by fixed charges for such periods. For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pre-tax income from continuing operations, (b) fixed charges and (c) amortization of capitalized interest, and subtracting (2) interest capitalized. Fixed charges is the sum of (a) interest expensed and capitalized (including amortized premiums, discounts and capitalized expenses related to indebtedness) and (b) the portion of rental expense which is representative of the interest factor in those rentals.

(dollars in thousands)	Six Months Ended June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Computation of earnings
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$103.4	$143.2	$169.4	$166.4	$114.5	$103.0
Fixed charges	13.9	18.0	9.9	9.1	10.6	4.8
Amortization of capitalized interest	0.0	0.0	0.3	0.0	0.0	0.1
(Less) Interest capitalized	0.6	0.8	1.1	1.2	0.3	0.5

Total earnings	$117.9	$162.0	$180.7	$176.8	$125.4	$108.4

Computation of fixed charges
Interest expensed and capitalized (including amortized premiums, discounts and capitalized expenses related to indebtedness)	$13.2	$18.0	$9.9	$9.1	$10.6	$4.8
Estimate of the interest within rental expense	0.6	—	—	—	—	—

Total fixed charges	$13.8	$18.0	$9.9	$9.1	$10.6	$4.8

Ratio of earnings to fixed charges	8.50x	8.99x	18.21x	19.32x	11.85x	22.60x